EXHIBIT 99.1

BrainsWay Announces Change in ADS-to-Ordinary Share Ratio

Change in ADS ratio aimed at simplifying comparisons to ordinary shares traded on the Tel Aviv Stock Exchange, while boosting liquidity and access for U.S. investors

BURLINGTON, Mass. and JERUSALEM, Feb. 17, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive brain stimulation technologies, today announced that its Board of Directors approved a plan to change to the ratio of its American Depositary Shares (ADSs) listed on the Nasdaq Capital Market (“NASDAQ”) relative to its ordinary shares traded on the Tel Aviv Stock Exchange. The Company’s Board of Directors believes that aligning the ADS ratio with the ordinary share will simplify the Company’s capital structure and provide investors with a clearer basis for assessing the Company’s valuation.

The Company will adjust its current 2-to-1 ordinary share-to-ADS ratio to a new 1-to-1 structure, effective March 3, 2026. As a result of this change, each existing ADS holder will receive one additional ADS for each ADS held. This ratio change will have the same effect as a 2-for-1 forward split of the ADSs. The Company’s ADSs will continue to trade on the NASDAQ under the symbol “BWAY,” and its ordinary shares, which will not be affected by the ratio change, will continue to trade on the Tel Aviv Stock Exchange.

The new 1-to-1 ADS to ordinary share ratio will take effect prior to the commencement of trading on the NASDAQ on Tuesday, March 3, 2026. Because the ratio change will result in each ADS representing half the number of ordinary shares currently represented by each ADS, the trading price of the ADSs is expected to be divided in half after the ratio change.

“Changing the ADS ratio to align on a one-for-one basis with our ordinary shares is intended to simplify comparisons of our share price on NASDAQ and TASE, allowing for a clearer focus on the value of our rapidly growing business, regardless of the exchange on which investors hold our securities,” said Hadar Levy, Chief Executive Officer of BrainsWay. “It is our hope that the simplified structure may enhance liquidity, improve accessibility, and better reflect the strength of our business.”

ADS holders with ADSs held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after March 3, 2026. Beneficial holders may contact their bank, broker or nominee for more information.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies – especially preliminary data which remains subject to peer-review – do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com